EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
1847 Neese Inc.	Delaware	55%
Neese, Inc.	Iowa	100%
1847 Goedeker Holdco Inc.	Delaware	70%
1847 Goedeker Inc.	Delaware	100%
1847 CB, Inc.	Delaware	100%